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Via Edgar

  October 24, 2022

Tyler Howes

Alan Campbell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vickers Vantage Corp. I Amendment No. 5 to Registration Statement on Form S-4 Filed October 18, 2022 File No. 333-264941

Dear Mr. Howes and Mr. Campbell:

On behalf of our client, Vickers Vantage Corp. I, a Cayman Islands exempted company (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter dated October 21, 2022 (the “Comment Letter”) with respect to the above-referenced Amendment No. 5 to Registration Statement on Form S-4 filed on October 18, 2022.

Concurrent herewith, the Company has filed via Edgar its Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information. Please note that our responses below, insofar as relevant information relates to Scilex Holding Company (“Scilex”) or its parent, Sorrento Therapeutics, Inc. (“Sorrento”) or matters arising from participation by Scilex or Sorrento in the preparation of the Amendment No. 6, are based on our discussions with and information received from, Scilex and Sorrento and their counsel, Paul Hastings LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 6. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form S-4

Questions and Answers About the Business Combination and the Meeting

Q: Will Vickers be able to satisfy the closing condition that requires to to have at least $5,000,0001...?, page 7

1.	We note your revised disclosure here and elsewhere in the prospectus that Scilex is “currently evaluating” the additional transfer of up to $21,000,000 in liabilities to Sorrento in order to allow Scilex to satisfy the net tangible asset condition. Please revise your disclosure to clearly state whether or not Scilex will transfer an amount of liabilities to Sorrento such that Scilex will satisfy the net tangible asset condition in the event that the number of shareholder redemptions in connection with the Business Combination causes Scilex’s net tangible assets to fall below $5,000,001, after accounting for the Debt Exchange Agreement and the Funding Commitment Letter.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 318.

Q: What are the Debt Exchange Agreement, the Funding Commitment Letter and the Vickers Debt Agreement?, page 8

2.	As previously requested in the second and third bullets to prior comment 2, please provide a more recent amount of the Aggregate Outstanding Amount that includes the additional debt incurred by Scilex and funded by Sorrento related to Scilex’s repayment of the Scilex Pharma Notes on September 28, 2022 under the Debt Exchange Agreement section. Address this comment throughout your Form S-4, including within The Funding Commitment Letter section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 9, 317, 318, 397, 398 and F-102. The Company respectfully notes that it has not revised Footnote (4) to the table on pages 40, 148 and 308 to provide a more recent amount of the Aggregate Outstanding Amount as each footnote relates to the number of shares based on data as of June 30, 2022 (including the Aggregate Outstanding Amount as of such date).

Q: What is the Warrant Transfer Agreement?, page 9

3.	We note that this agreement is based on the number of ordinary shares outstanding as of March 17, 2022. As a portion of these shares were requested to be redeemed with the Jun 30, 2022 Shareholder Meeting, please expand your disclosures here and wherever the Warrant Transfer Agreement is discussed to note the current redemption percentage.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 35, 137, 165, 319 and 394.

Q: What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares..., page 12

4.	We note your response to prior comment 3, but do not note any revised disclosure responsive to our comment. Please revise or advise.

Response: In response to the Staff's comment, page 13 has been revised to add the number of shares of New Scilex Common Stock issuable to the Sponsors in connection with the Vickers Debt Agreement. The Company respectfully advises the Staff that the table on page 13 had already assumed the maximum number of shares of New Scilex Common Stock issuable in the Business Combination (150,000,000) and pursuant to the Debt Exchange Agreement (3,100,000). The Warrant Transfer Agreement does not change the number of Warrants that will be outstanding; it merely allocates a portion to Sorrento under certain circumstances. As such, the Company believes that no further changes are necessary.

Please do not hesitate to contact Joan Guilfoyle at (202) 524-8467 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,

Loeb & Loeb LLP

cc:	Mitchell Nussbaum, Esq. Loeb & Loeb LLP

Joan Guilfoyle, Esq. Loeb & Loeb LLP

Jeffrey Chi Vickers Vantage Corp. I.

Chris Ho Vickers Vantage Corp. I.

Mhamed Mengad Vickers Vantage Corp. I.

Henry Ji, Ph.D. Scilex Holding Company

Jaisim Shah, Scilex Holding Company

Jeffrey Hartlin, Esq. Paul Hastings LLP

Elizabeth Razzano, Esq. Paul Hastings LLP

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